Financial and Professional Services	Phone: 917.778.6164
485 Lexington Avenue, 6th Floor	Fax: 917.778.7014
New York, NY 10017	E-Mail: sfoster1@travelers.com

Date: September 29th, 2010

To:	Brian Mikes
Assistant Vice President
Marsh | FINPRO
Two Alliance Center
3560 Lenox Road, Suite 2400 Atlanta, GA 30326

Re:	ING Family of Funds
Investment Company Blanket Bond
Policy Number: 490PB2736
Policy Period: October 8, 2010 to October 8, 2011

Dear Brian:

We are pleased to offer the following binder on the captioned account subject to the receipt, review and acceptance of the following:

All information has been received

Limit of Liability	Premium (One Year)
$15,000,000	$50,000

Coverage will be provided on the St. Paul Fire & Marine Insurance Company

Investment Company Blanket Bond Policy ICB001, ICB005 Rev. 7/04 as referenced below.

Insuring Agreement	Single Loss Limit	Deductible
A. Fidelity	$15,000,000	$0
B. Audit Expense	$25,000	$5,000
C. Premises	$15,000,000	$50,000
D. Transit	$15,000,000	$50,000
E. Forgery or Alteration	$15,000,000	$50,000
F. Securities	$15,000,000	$50,000
G. Counterfeit Currency	$15,000,000	$50,000
H. Stop Payment	$25,000	$5,000
I. Uncollectible Items of Deposit	$25,000	$5,000

Optional Coverages Added by Rider:
J. Computer Systems	$15,000,000	$50,000
K. Voice-Initiated Transactions	$15,000,000	$50,000
L. Telefacsimile Systems	$15,000,000	$50,000
M. Unauthorized Signatures	$25,000	$5,000

The riders that are effective as of inception are:

ICB010 – Amend Named Insured (per application)

ICB011 – Computer Systems (per expiring)

ICB012 – Unauthorized Signatures (per expiring)

ICB013 – Telefacsimile Systems (per expiring)

ICB014 – Voice Initiated Transaction (per expiring)

ICB016 – Amend Definition (f) Investment Company (per expiring)

ICB025- Auto Fund coverage for newly created funds (per expiring)

ICB026 – Added Exclusions (n) and (o) (per expiring)

ICB023 – Amend Insuring Agreement A with respect to losses resulting from trading (per expiring)

Manuscript – Amend Termination or Cancellation Section (per expiring)

MEL1964 – Amend Insuring Agreement A (Fidelity) (per expiring)

Please be advised that coverage can only be bound by an authorized representative of us.

The commission payable is 15%.

As the broker, it is your responsibility to arrange for the payment of the state taxes and/or any stamping fees on this policy if applicable.

This binder is strictly conditioned upon no material change in the risk occurring between the date of this letter and the binder date of the proposed policy. In the event of such change in risk, the Insurer in its sole discretion, whether or not this binder has already been accepted by the Insured, may modify and/or withdraw this binder.

We thank you for this opportunity to be of service to you. Should you have any questions or comments regarding this quotation please contact me at (917) 778-6164.

Sincerely,

Steven Foster

Account Executive